UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Reference is made to the lawsuit filed by the Company in May 2014 in the Delaware Chancery Court against Networks3, Inc. and two funds of Hudson Bay Capital for unlawful breach of the Strategic Investment Agreement dated March 12, 2013.  At a hearing in January 2015, the Court said that it plans to issue a formal ruling granting the motion to dismiss filed by Networks3 but reserved decision on whether the Hudson Bay Capital funds can remain in the lawsuit without Networks3 and asked the parties to consider submitting additional briefing on this question.

The parties have agreed to a settlement whereby the two funds of Hudson Bay Capital would pay the Company the sum of $75,000 and the parties would jointly file a voluntary dismissal with prejudice of the lawsuit, with each party to bear its own costs. In addition, pursuant to the settlement agreement, each party would undertake to release and not to sue the opposing party for any claims or causes of action that were asserted or may have been asserted in the lawsuit. The settlement agreement is subject to the approval of the District Court of Tel Aviv.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Lior Dagan
Lior Dagan
Temporary Liquidator

Date: March 30, 2015